

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FEB 26 2015

Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



15046239

SEC FILE NUMBER
8-40729

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2014___ AND ENDING___12/31/2014___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OHANESIAN / LECOURS, INC.

OFFICIAL USE ONLY
023757
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 SOUTH MAIN STREET - STE 104
                       (No. and Street)

WEST HARTFORD	CT	06110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    WILLIAM NICHOLSON   860-521-4751
                                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    HALPERN & ASSOCIATES, LLC.
                         (Name – *if individual, state last, first, middle name*)

218 DANBURY ROAD	WILTON	CT	06897
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Richard Ohanesian_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___Ohanesian / Lecours, Inc._____ , as
of ___December 31_____, 20 _14___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

                                                 _____
                                                          Signature

                                                          President
                                                 _____
                                                            Title

ERICA LEBARON
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A Review Report regarding included Exemption Report.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OHANESIAN / LECOURS, INC. and SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION

FOR THE YEAR ENDED DECEMBER 31, 2014

PUBLIC



Halpern & Associates, LLC
Certified Public Accountants and Consultants

218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • info@Halpernassoc.com

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Ohanesian/Lecours, Inc.

We have audited the accompanying statement of financial condition of Ohanesian/Lecours, Inc. (the "Company"), and the related notes as of December 31, 2014 .

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2014, for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Wilton, Connecticut
February 23, 2014

Ohanesian/Lecours, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$ 314,544
Accounts receivable	197,803
Prepaid expense and other assets	66,660
Furniture and fixtures (net of accumulated depreciation of $115,592)	26,613
Total Assets	**$ 605,620**

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 49,025
Accrued commissions	176,832
Accrued payroll expenses	161,339
Accrued income taxes	1,541
Other liabilities	10,079
Total liabilities	**398,816**
Stockholders' equity:	
Common stock, no par; 5,000 shares authorized, 1000 shares issued and 560 outstanding	1,000
Additional paid-in capital	138,675
Retained earnings	626,744
Treasury stock, at cost, 440 shares	(559,615)
Total stockholders' equity	**206,804**
Total Liabilities and Stockholders' Equity	**$ 605,620**

The accompanying notes are an integral part of the Statement of Financial Condition.

Ohanesian/Lecours, Inc. and Subsidiary

Notes to Consolidated Statement of Financial condition (Continued)
December 31, 2014

1. **Organization and Nature of Business**

   Ohanesian/Lecours, Inc. (the "Company") was incorporated in Connecticut in 1988. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company executes principal and agency transactions for itself and its customers through its clearing broker Pershing, LLC (Pershing) on a fully disclosed basis.

   The company is also registered with the SEC and FINRA as a Registered Investment Advisor (RIA) providing investment supervisory services and advisory services.

2. **Significant Accounting Policies**

   The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

   The Company records securities transactions and related revenues and expenses on a trade date basis. RIA service fees and related expenses are recorded in the period the services are provided. Other income is recorded upon receipt. Other expenses are recorded in the period services are rendered.

   Cash and cash equivalents include cash and an interest-bearing savings account.

   Depreciation is charged to operations over the estimated useful lives of five to seven years. The Company uses accelerated depreciation methods for tax purposes.

   Amortization of capitalized website development costs was completed in 2014. The expense was amortized over a period of three years.

3. **Off Balance Sheet Risk**

   During the year ended December 31, 2014, the Company had amounts in excess of $250,000 in its brokerage and/or bank accounts . Amounts are insured by the Securities Investors Protection Corporation (SIPC) and by the Federal Deposit Insurance Corporation (FDIC) up to $500,000 and $250,000, respectively; of which, no more than $250,000 may be in cash. The Company's clearing firm carries additional protection on terms similar to SIPC for account net equity in excess of $500,000. These balances fluctuate during the year. Management monitors their account balances regularly and seeks to keep this potential risk to a minimum.

4. **Market Risk and Counterparty Risk**

In the normal course of its business, the company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counter-party with which it conducts business.

5. **Accounts Receivable**

Accounts receivable represent amounts estimated to be received by the Company. The estimate is based on actual deposits received in the month following the reporting period as of the close of business and a timing adjustment for payments received other than on a monthly basis.

Management determines the need for any allowance for doubtful accounts based on information in regard to individual accounts and historical experience. An allowance for doubtful accounts, if any, is determined based on management's best estimate of probable loss inherent in the accounts receivable balance. There is no allowance for doubtful accounts at December 31, 2014.

6. **Related Party Transactions**

The Company has a wholly owned subsidiary corporation, Ohanesian/Lecours, Inc., required by the state of Massachusetts to be licensed to conduct Insurance product business with residents of the State. All revenues and expenses of the subsidiary are combined and reported on the Company's books and records. The Company is represented by Registered Agent Solutions, Inc. as its Agent of Record for the subsidiary.

7. **Lease Commitments**

The company has current lease arrangements for office space and office equipment. The lease arrangements will terminate in March of 2017 and October of 2019, respectively. Other operating lease arrangements are on a month-to-month basis.

Ohanesian/Lecours, Inc. and Subsidiary

Notes to Consolidated Statement of Financial condition (Continued)
December 31, 2014

8. **Employeee Benefit Plan**

The Company adopted a profit sharing plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees meeting minimum eligibility requirements as defined in the plan document. Eligible employees can contribute up to a maximum specified percentage of their compensation. The plan allows for a safe harbor matching contribution of 4% of the employee's compensation, up to the IRS limit.

9. **Income Taxes**

The company is recognized as a Corporation by the Internal Revenue Service. A provision for taxes in the amount of $1,541 is included in the Statement of Financial Condition for both Federal and State estimated taxes due for the current tax year ended December 31, 2014.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2014 management has determined that there are no material uncertain income tax positions.

The Company files tax returns in numerous U.S. jurisdictions, with returns subject to examination for varying periods, but generally back to and including 2011. The Company has not been notified of any returns being currently examined by taxing authorities.

10. **Liabilities Subordianated to the claims of General Creditors**

As of December 31, 2014, the Company had not entered into any subordinated loan agreements.

11. **Rule 15C3-3**

The company is exempt from compliance with Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

12. **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2014 the company's net capital and ratio of aggregate indebtedness were in compliance.

13. **Commitments and Contingencies**

Various legal claims may arise from time to time and, in the opinion of management, these claims will have no material effect on the Company's financial statements.

14. **Subsequent Events**

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.